Exhibit 99.1
Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and nine months ended September 30, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of October 23, 2013.
THIRD QUARTER HIGHLIGHTS

•
Pueblo Viejo Dominicana Corporation ("PVDC"), a company jointly owned by Goldcorp Inc. (40%) and Barrick Gold Corporation (60%), announced that, following approval by the Dominican Republic National Congress earlier on September 25, 2013, President Leonel Fernandez has ratified the amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine. The amendments to the SLA set out revised fiscal terms and clarify various administrative and operational matters to the mutual benefit of the State and PVDC in order to facilitate project development and future operations. The cumulative project to date impacts have been reflected in Pueblo Viejo's results in the third quarter of 2013.

•
On August 19, 2013, the Company announced that it had signed the Obishikokaang Collaboration Agreement on behalf of the Red Lake Mine with the Lac Seul First Nation. This agreement sets the framework for continued consultation and support for current and future operations of Red Lake Gold Mines and defining the long-term benefits for the First Nation.

•	Key consolidated financial information:

◦	Net earnings attributable to shareholders of Goldcorp of $5 million ($0.01 per share), compared with $498 million ($0.61 per share) in 2012.

◦	Operating cash flows of $274 million, compared with $433 million in 2012.

◦	Dividends paid of $122 million, compared to $109 million in 2012.

◦	$3.0 billion of liquidity. (1)

•	Key performance measures: (2)

◦	Goldcorp’s share of gold production increased to 637,100 ounces compared with 592,500 ounces in 2012 with the commencement of commercial production at Pueblo Viejo in 2013.

◦
Total cash costs of $551 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $220 per gold ounce in 2012. On a co-product basis, cash costs of $706 per gold ounce, compared with $660 per gold ounce in 2012. (3)

◦	All-in sustaining costs of $992 per gold ounce compared with $801 per gold ounce in 2012. All-in costs of $1,549 per gold ounce compared with $1,453 per gold ounce in 2012. (4)

◦	Adjusted net earnings of $190 million ($0.23 per share), compared with $441 million ($0.54 per share) in 2012. (5)

◦	Goldcorp’s share of adjusted operating cash flows of $375 million ($0.46 per share), compared to $686 million ($0.85 per share) in 2012. (6)

◦	Goldcorp’s share of free cash flows of $(246) million, compared to $(243) million in 2012. (7)

GOLDCORP  |  1

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

(1)	At September 30, 2013, the Company held $972 million of cash and cash equivalents, $17 million of money market investments and held an undrawn $2.0 billion revolving credit facility.

(2)
The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(3)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production. The Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	30	34	20
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90
Using actual realized sales prices, co-product total cash costs would be $709 per gold ounce for the three months ended September 30, 2013 (September 30, 2012 – $670). Refer to page 37 for a reconciliation of total cash costs to reported production costs.

(4)
The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted all-in sustaining cost and all-in cost non-GAAP performance measures that the Company believes more fully defines the total costs associated with producing gold; however, these performance measures have no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports these measures on a gold ounces sold basis. Effective June 30, 2013, the Company has conformed its all-in sustaining cost and all-in cost definitions to the measures as set out in the guidance note released by the World Gold Council on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly. Refer to page 38 for a reconciliation of all-in sustaining costs.

(5)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)
Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Refer to page 40 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)
Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 40 for a reconciliation of free cash flows to reported net cash provided by operating activities.

GOLDCORP  |  2

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW
Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At September 30, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest).
The Company’s significant development projects at September 30, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; and the Camino Rojo gold/silver project in Mexico. The Company also owns a 26.9% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala.
During July and August gold rebounded from trading below $1,200 per ounce in June to reach a high of $1,433 per ounce before declining in the month of September to close at $1,327 per ounce at September 30. After the sell-off in late June, gold prices increased on a natural rebound and global concern over the escalating civil war in Syria and the possibility of intervention by the United States. However, continued uncertainty around the U.S. Federal Reserve’s approach to the quantitative easing programme, both in quantity and timing, contributed to the continued pressure and resulting lower prices. Following the Federal Reserve's announcement on September 18, to maintain the quantitative easing programme, gold immediately increased $65 per ounce only to see those gains eroded over the following days, despite a weakening U.S. dollar which normally has a positive influence on the gold price.
The Company realized an average gold price of $1,339 per ounce during the third quarter of 2013, a 1% decrease, compared to $1,358 per ounce in the second quarter of 2013. Gold production of 637,100 ounces for the third quarter decreased slightly from the prior quarter of 646,000 ounces, primarily due to 25% lower grades at Red Lake resulting from mining lower grade blocks and commencement of de-stress activities, and a decrease in production of 10,100 ounces at Los Filos due to interruption of operations caused by severe storms in the Pacific and Gulf of Mexico. These decreases were offset by a 29% increase in production at Peñasquito due to higher grades, recoveries and throughput as planned, and a 9% increase at Porcupine due to higher tonnage processed from stockpiles. Production costs decreased 2% as the Company continued to focus on implementing cost savings and productivity gains as a result of its Operating for Excellence initiatives across the organization.
At Peñasquito, water production continued in line with expectations during the third quarter and with rainfall already exceeding the annual average for Peñasquito, this should improve recharge in the basin over time. The Northern Well Field ("NWF") project continued on schedule and the final routing has been selected. Land access agreements continued as planned throughout the quarter and final engineering designs are essentially complete. Construction activities are planned to commence in the fourth quarter of 2013.
Pre-feasibility study work began on the long term tailings solution (including thickeners) and is scheduled for completion in 2014. Alternative locations for the new long term tailings have been identified to be included in these studies.
Commissioning activities of the Waste Rock Overland Conveyor commenced in the third quarter. The conveyor started production with an average throughput rate of 4,000 tonnes per hour. Production ramp up will continue into the fourth quarter of 2013, with full capacity estimated for the first quarter of 2014.
During the third quarter, PVDC reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments are:

•	Elimination of a 10% return embedded in the initial capital investment for the purposes of the Net Profit Tax ("NPI");

•	An extension to the period over which PVDC will recover its capital investment;

•	A delay of application of NPI deductions;

•	A reduction in tax depreciation rates; and

•	A graduated minimum tax was established.

GOLDCORP  |  3

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

The graduated tax will be adjusted up or down based on metal prices. The agreement also includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25%;

•	Net smelter royalty ("NSR") of 3.2%; and

•	NPI of 28.75%.
At Cerro Negro, construction continued to advance in the third quarter of 2013 in key areas of the project including plant construction, infrastructure, and mine development. However, the project has been subject to a number of challenges, including:

•	An approximate six-month delay in the start of construction for the main power transmission line resulting from the delay in issuance of necessary permits;

•	Significant in-country inflation at an annualized rate of approximately 25 - 30%, without a corresponding decline in the Peso exchange rate;

•	Labour and contractor productivity issues; and

•	Uncertainty related to the recently-enacted Resource Tax imposed by the Provincial Government of Santa Cruz.

As a result of these challenges the Company has elected to defer certain capital spending at Cerro Negro including the cessation of all exploration activity in 2013 and deferral of continued development of the Mariana Norte vein until late 2014. These changes have resulted in a revised schedule and initial capital cost estimate for Cerro Negro. The Company now expects first gold production in mid-year 2014 with commercial production expected to be achieved in the fourth quarter of 2014. The revised initial capital cost estimate is now expected to be between $1.6 and $1.8 billion including anticipated continued inflation at current rates in 2014 and an assumed Peso exchange rate of 6:1. The Company now expects estimated gold production of between 130,000 and 180,000 ounces in 2014. As a result of previous exploration success in the Eureka and Mariana Central veins and the delay of plant startup, the deferral of development of the Mariana Norte vein is not expected to impact gold production levels during the first five years of operations.

GOLDCORP  |  4

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

CORPORATE DEVELOPMENTS
During the three and nine months ended September 30, 2013:
On March 20, 2013, the Company issued $1.5 billion of senior unsecured notes (the “Company’s Notes”), consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018 (the “5-year Notes”) and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “10-year Notes”). The Company received total proceeds of $1.48 billion, net of transaction costs. The Company intends to use these proceeds for capital expenditures, capital investments or working capital.
On May 7, 2013, the Company announced the appointment of Russell Ball as Executive Vice President, Capital Management. In his new role, Mr. Ball will lead the focus on financial discipline within Goldcorp’s project team as the Company continues to advance construction at Cerro Negro in Argentina, Éléonore in Quebec and Cochenour near Red Lake in Ontario. His group will also lead development at the Company’s next generation of gold growth projects and work with Goldcorp’s operations teams on project management at existing mines.

GOLDCORP  |  5

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)

	Three Months Ended
	September 30		June 30		March 31		December 31
Consolidated financial information	2013	2012	2013	2012	2013	2012	2012	2011
Revenues (1)(2)	$929	$1,282	$889	$1,081	$1,015	$1,211	$1,246	$1,515
Earnings (loss) from operations and associates (2)	$4	$696	$(2,437)	$401	$320	$504	$491	$545
Net earnings (loss)	$5	$498	$(1,934)	$268	$309	$479	$504	$405
Net earnings (loss) attributable to shareholders of Goldcorp	$5	$498	$(1,934)	$268	$309	$479	$504	$405
Net earnings (loss) per share
– Basic	$0.01	$0.61	$(2.38)	$0.33	$0.38	$0.59	$0.62	$0.50
– Diluted	$—	$0.61	$(2.38)	$0.26	$0.33	$0.51	$0.47	$0.39
Cash flows from operating activities (1)(2)	$274	$433	$80	$510	$294	$339	$677	$727
Dividends paid	$122	$109	$121	$110	$122	$109	$110	$91
Cash and cash equivalents (2)	$972	$836	$899	$1,158	$1,463	$1,370	$757	$1,502

	Three Months Ended
	September 30		June 30		March 31		December 31
Key performance measures (3)	2013	2012	2013	2012	2013	2012	2012	2011
Gold produced (ounces)	637,100	592,500	646,000	578,600	614,600	524,700	700,400	687,900
Gold sold (ounces) (1)	652,100	617,800	624,300	532,000	595,100	545,700	645,100	685,000
Silver produced (ounces)	7,744,600	8,509,300	7,180,000	8,184,100	5,633,400	6,618,500	7,185,600	8,688,200
Copper produced (thousands of pounds)	21,400	31,200	21,600	31,500	18,800	24,100	25,400	18,500
Lead produced (thousands of pounds)	41,000	39,400	35,400	45,900	29,100	39,200	29,200	46,100
Zinc produced (thousands of pounds)	76,300	98,400	70,100	95,000	52,000	63,800	67,000	97,900
Average realized gold price (per ounce)	$1,339	$1,685	$1,358	$1,596	$1,622	$1,707	$1,692	$1,663
Average London spot gold price (per ounce)	$1,327	$1,652	$1,414	$1,609	$1,631	$1,691	$1,722	$1,688
Total cash costs - by-product (per gold ounce) (4)	$551	$220	$646	$370	$565	$251	$360	$261
Total cash costs - co-product (per gold ounce) (5)	$706	$660	$713	$619	$710	$648	$621	$529
All-in sustaining costs	$992	$801	$1,279	$1,052	$1,144	$818	$914	$775
Adjusted net earnings	$190	$441	$117	$332	$253	$404	$465	$531
Adjusted operating cash flow	$375	$686	$388	$520	$400	$480	$721	$831

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)
Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and consolidated using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates; however, the 2011 quarterly results have not been restated.

(3)
The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the non-GAAP performance measures noted above. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

GOLDCORP  |  6

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

(4)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(5)
Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

GOLDCORP  |  7

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION
Three months ended September 30, 2013 compared to the three months ended September 30, 2012
Net earnings attributable to shareholders of Goldcorp for the third quarter of 2013 was $5 million, or $0.01 per share, compared to net earnings attributable to shareholders of Goldcorp of $498 million, or $0.61 per share, for the third quarter of 2012. Compared to the third quarter of 2012, net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2013 was impacted by the following factors:

•
Revenues decreased by $353 million, or 28%, primarily due to a $225 million decrease in gold revenues, a $100 million decrease in silver revenues and a $28 million decrease in lead and zinc revenues, net of refining charges. The decrease in revenues primarily resulted from lower gold and silver realized prices, with lower sales volumes for silver, lead and zinc also contributing to the decrease;

•	Production costs increased by $14 million, or 3%, resulting from higher employee, consumables, fuel and power costs, partially offset by favourable foreign exchange movements;

•	Depreciation and depletion remained consistent with the prior year as a decrease in expense due to lower sales volumes was offset by new assets put into service;

•	Exploration costs decreased by $8 million due to a planned reduction in exploration expenditures in 2013;

•
The Company’s share of net loss of associates of $155 million was primarily comprised of a net loss of $168 million from Pueblo Viejo, partially offset by net earnings of $12 million from Alumbrera. The net loss from Pueblo Viejo was due to a $187 million cumulative tax expense recognized as a result of the renegotiated SLA agreement with the government of the Dominican Republic, of which $26 million related to the third quarter earnings of Pueblo Viejo. The Company’s share of net earnings of associates of $171 million in the third quarter of 2012 was comprised of $69 million of net earnings from Alumbrera and $102 million from the Company's equity investments in Primero and Tahoe, which was primarily due to a reversal of impairment expense previously recognized in respect of the Company's investment in Primero;

•
Corporate administration, excluding share-based compensation expense, was $42 million, an increase of $5 million primarily due to increased company growth. Share-based compensation expense of $24 million for the third quarter of 2013 was a $2 million increase compared to the third quarter of 2012;

•
A $3 million loss on securities representing impairment expense recognized in respect of certain of the Company’s available-for-sale equity and marketable securities. A $5 million impairment expense was recognized in the third quarter of 2012;

•
An $8 million net gain on derivatives in the third quarter of 2013 comprised of a $7 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts which are marked-to-market at each period end with changes in fair value recorded in net earnings; and a $5 million unrealized gain on the conversion feature of the Company’s convertible notes (the “Convertible Notes”); partially offset by a $4 million loss on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”). In the third quarter of 2012, a $93 million net loss on derivatives was comprised of an $86 million unrealized loss on the conversion feature of the Convertible Notes; and a $20 million loss on the Silver Wheaton silver contract; partially offset by a $13 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•	A $5 million increase in finance costs arising from interest expense on the Company’s Notes which were issued in March 2013;

•
Other expenses of $2 million was primarily comprised of $18 million of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by $14 million of foreign exchange losses arising mainly on Value Added Tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars. Other income of $3 million in the third quarter of 2012 was primarily comprised of an $8 million gain arising on the reversal of an impairment expense recognized in respect of the Primero 1-year convertible note, partially offset by a $3 million expense recognized in respect of settlement of certain of the Company's silver delivery obligations;

•	Income tax recovery for the three months ended September 30, 2013 totaled $10 million (three months ended September 30, 2012 – income tax expense of $96 million) and was primarily impacted by:

•
The favourable impact of tax deductible Argentine foreign exchange losses, the settlement of certain past tax positions, and lower operating earnings in 2013. The third quarter of 2012 was favourably impacted by the impairment reversal of the Company's equity investment in Primero which was not subject to a tax provision but this was offset by non-deductible mark-to-market losses on the conversion feature of the Convertible Notes and the silver obligation to Silver Wheaton; partially offset by:

GOLDCORP  |  8

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

▪
A $9 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $52 million foreign exchange gain in the third quarter of 2012. The foreign exchange related deferred income tax impacts in the third quarter of 2013 resulted from the strengthening Canadian dollar and weakening Mexican and Argentine peso. The third quarter of 2012 was impacted by a strengthening Canadian dollar and Mexican peso, and weakening Argentine peso; and

▪
In the third quarter of 2013 a Pueblo Viejo equity loss of $168 million was recorded resulting from the negative impact of the various amendments to the Special Lease Agreement with the Dominican Republic for which no tax recovery has been recorded.

Adjusting taxes for the foreign exchange impacts on deferred income taxes, income tax recovery was approximately (10%) of earnings before taxes and share-based compensation expense and the net loss from Pueblo Viejo (three months ended September 30, 2012 - 24%).
Adjusted net earnings amounted to $190 million, or $0.23 per share (1), for the three months ended September 30, 2013, compared to $441 million, or $0.54 per share, for the third quarter of 2012. Compared to the third quarter of 2012, adjusted net earnings decreased due to lower revenues primarily resulting from lower gold and silver realized prices and lower sales volumes, and the tax impact of the renegotiated SLA agreement on Pueblo Viejo's earnings for the third quarter, partially offset by the favourable tax impact of the settlement of certain tax positions.
Total cash costs (by-product) increased to $551 per gold ounce (2), in the third quarter of 2013, as compared to $220 per gold ounce in the third quarter of 2012. The increase in cash costs was primarily due to lower by-product sales credits.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 37 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  9

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended September 30, 2013 compared to the three months ended June 30, 2013
The net earnings attributable to shareholders of Goldcorp for the third quarter of 2013 was $5 million, or $0.01 per share, compared to a net loss attributable to shareholders of Goldcorp of $(1,934) million, or $(2.38) per share, for the second quarter of 2013. Compared to the prior quarter, the net earnings attributable to shareholders of Goldcorp for the three months ended September 30, 2013 was impacted by the following factors:

•	Revenues increased by $40 million, or 4%, due to a $3 million increase in gold revenues; a $28 million increase in silver revenues; and a $9 million increase in lead and zinc revenues;

•	Production costs decreased by $13 million, or 2%, primarily due to lower employee costs;

•	Depreciation and depletion decreased by $2 million, or 1%, due to lower carrying values of assets which were impaired in the prior quarter;

•	Exploration costs decreased by $3 million due to a planned reduction in exploration expenditures;

•
The Company’s share of net losses of associates of $155 million was primarily comprised of a net loss of $168 million from Pueblo Viejo, partially offset by net earnings of $12 million from Alumbrera. The net loss from Pueblo Viejo was due to a $187 million cumulative tax expense recognized as a result of the renegotiated SLA agreement with the government of the Dominican Republic of which $26 million related to the third quarter earnings of Pueblo Viejo. In the prior quarter, the Company’s share of net earnings of associates of $17 million was primarily comprised of $22 million net earnings from Pueblo Viejo and net earnings of $2 million from the Company’s equity investments in Tahoe and Primero, partially offset by a $7 million net loss from Alumbrera;

•
An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mine and the Cerro Blanco project, respectively, in the prior quarter;

•
Corporate administration was $42 million, excluding share-based compensation expense, and was comparable to the prior quarter. Share-based compensation expense was $24 million, an increase of $2 million compared to the second quarter due to an increase in the fair value of the Company’s Performance Share Units (“PSUs”);

•
A $3 million loss on securities representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities, compared to a $9 million loss in the prior quarter;

•
An $8 million net gain on derivatives in the third quarter of 2013 comprised of a $7 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; and a $5 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by a $4 million loss on the Silver Wheaton silver contract. A $22 million net gain on derivatives in the second quarter comprised of a $17 million net gain on the Silver Wheaton silver contract, a $13 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by an $8 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•	Finance costs decreased by $6 million primarily due to an increase in interest expense eligible for capitalization to the Company's development projects;

•
Other expenses of $2 million was primarily comprised of $18 million of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by $14 million of foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars. Other income of $5 million in the second quarter of 2013 was primarily comprised of interest income arising on the Company's cash and cash equivalents, money market investments and loans held with certain of the Company's associates, partially offset by foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars;

•	Income tax recovery for the three months ended September 30, 2013 totaled $10 million (three months ended June 30, 2013 – income tax recovery of $503 million) and was primarily impacted by:

•
The favourable impact of tax deductible Argentine foreign exchange losses, the settlement of certain past tax positions and lower operating earnings in 2013. In the second quarter of 2013 the Argentine tax deductible foreign exchange losses were less than in the third quarter of 2013 but there were significant mark-to-market gains on the conversion feature of the Company’s Convertible Notes and the silver obligation to Silver Wheaton that were not subject to income tax: and

•	In the second quarter of 2013 a deferred income tax recovery of $600 million arising on the impairment of mining interests was recognized; partially offset by:

GOLDCORP  |  10

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

▪
A $9 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $74 million foreign exchange loss in the second quarter of 2013. The foreign exchange related deferred income tax impacts in the third quarter of 2013 resulted from the strengthening Canadian dollar and weakening Mexican and Argentine peso. All three currencies weakened in the prior quarter; and

▪
In the third quarter of 2013 a Pueblo Viejo equity loss of $168 million was recorded resulting from the negative impact of the various amendments to the Special Lease Agreement with the Dominican Republic for which no tax recovery has been recorded;

Further adjusting taxes for the foreign exchange impacts on deferred income taxes, income tax recovery was approximately (10)% of earnings before taxes, share-based compensation expense, Pueblo Viejo net loss and impairment of mining interests and goodwill (three months ended June 30, 2013 - 19%).
Adjusted net earnings amounted to $190 million, or $0.23 per share (1), for the three months ended September 30, 2013, compared to $117 million, or $0.14 per share (1), for the second quarter of 2013. Compared to the prior quarter, the increase in adjusted net earnings was primarily due to higher revenues for all metals, lower production costs and the favourable settlement of certain past tax positions, partially offset by the tax impact of the renegotiated SLA agreement on Pueblo Viejo's earnings for the third quarter.
Total cash costs (by-product) of $551 per gold ounce (2), in the third quarter of 2013, as compared to $646 per gold ounce in the prior quarter. The decrease in cash costs per ounce was primarily due to higher by-product sales credits and increased gold sales volumes in the third quarter.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 37 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  11

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30, 2013 compared to the nine months ended September 30, 2012
The net loss attributable to shareholders of Goldcorp for the nine months ended September 30, 2013 was $(1,620) million, or $(2.00) per share, compared to net earnings attributable to shareholders of Goldcorp of $1,245 million or $1.54 per share for the nine months ended September 30, 2012. Compared to the nine months ended September 30, 2012, the net loss attributable to shareholders of Goldcorp for the nine months ended September 30, 2013 was impacted by the following factors:

•
Revenues decreased by $741 million, or 21%, primarily due to a $406 million decrease in gold revenues, a $251 million decrease in silver revenues, and a $84 million decrease in lead, zinc and copper revenues, net of refining charges, at Peñasquito. The decrease in revenues resulted from the decline in commodity prices during 2013 as compared to the comparative period;

•	Production costs increased by $127 million, or 9%, primarily due to higher employee, labour, and consumables costs;

•	Depreciation and depletion increased by $30 million, or 7%, due to new assets being put into service;

•	Exploration and evaluation costs decreased by $18 million due to a planned reduction in exploration programs;

•
The Company’s share of net losses of associates of $101 million for the nine months ended September 30, 2013 was primarily comprised of net loss of $113 million from Pueblo Viejo due to the tax expense as mentioned previously, and $2 million of net losses from the Company’s equity investments in Primero and Tahoe, partially offset by net earnings of $14 million from Alumbrera. The Company’s share of net earnings of $168 million in the comparative period was primarily comprised of a net earnings of $105 million of net earnings at Alumbrera and $62 million net earnings from the Company’s investments in Primero and Tahoe, which included a reversal of a $57 million impairment expense previously recognized in respect of the Company’s equity interest in Primero;

•
An impairment of mining interests and goodwill of $2,558 million as at June 30, 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mine and the Cerro Blanco project, respectively;

•
Corporate administration was $125 million, excluding share-based compensation expense, an increase of $9 million compared to the 2012, due to increased corporate activity. Share-based compensation expense decreased by $8 million primarily resulting from a decrease in the fair value of the Company’s PSUs;

•	A $52 million decrease in loss on securities representing impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•
A $79 million gain on derivatives for the nine months ended September 30, 2013 comprised of a $51 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $15 million net gain on the Silver Wheaton silver contract and a $13 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $29 million gain on derivatives for the nine months ended September 30, 2012 comprised of a $36 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts and a $14 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by a $20 million loss on the Silver Wheaton silver contract and a $1 million unrealized loss on investments in warrants;

•
Finance costs increased by $18 million primarily due to $13 million of interest expense arising on the Company’s Notes which were issued in March 2013 and a $5 million increase in accretion on the Company’s reclamation and closure cost obligations;

•
Other income/(expense) was nil as $52 million of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates was offset primarily by foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars. Other income of $10 million in 2012 comprised primarily of $6 million of interest income earned on the Company’s cash and cash equivalents and the Primero Notes, and $4 million of foreign exchange gains.

•
Income tax recovery for the nine months ended September 30, 2013 totaled $463 million (nine months ended September 30, 2012 – income tax expense of $306 million). Excluding the tax effects of the impairment of mining interests and goodwill in 2013, income tax expense for the nine months ended September 30, 2013 was $137 million. Income tax recovery for the period was primarily impacted by:

•
A $66 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $54 million foreign exchange gain for the nine months ended September 30, 2012.The foreign exchange related deferred income tax impacts for the nine months ended September 30, 2013 resulted from the weakening Canadian dollar and Mexican and Argentine peso. The Canadian dollar and Mexican peso strengthened, while the Argentine peso weakened in the comparative period;

GOLDCORP  |  12

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

•
In the third quarter of 2013 a Pueblo Viejo net loss of $168 million was recorded resulting from the negative impact of the various amendments to the Special Lease Agreement with the Dominican Republic for which no tax recovery has been recorded;

•	A deferred income tax recovery of $600 million arising on the impairment of mining interests recognized at June 30, 2013; and

•
During the first nine months of 2013 the effective tax rate was decreased by the non-taxable mark-to-market gains on the silver obligation to Silver Wheaton and the conversion feature of the Convertible Notes, partially offset by impairments of investments in marketable securities that were not tax effected. Tax deductible Argentine foreign exchange losses (in local currency) further reduced the 2013 effective tax rate. In both 2013 and 2012, income taxes were also favourably impacted by the settlement of certain past tax positions. As operating earnings were considerably less during the nine months ended September 30, 2013, the overall favourable impact of these adjustments on the effective tax rate was a greater percentage in 2013 than in 2012.

Further adjusting taxes for the foreign exchange impacts on deferred income taxes, income tax expense was approximately 11% of earnings before taxes, share-based compensation expense, Pueblo Viejo net loss, and impairment of mining interests and goodwill (nine months ended September 30, 2012 - 22%).
Adjusted net earnings amounted to $560 million, or $0.69 per share (1), for the nine months ended September 30, 2013, compared to $1,177 million, or $1.45 per share, for the nine months ended September 30, 2012. Compared to the nine months ended September 30, 2012, adjusted net earnings were primarily impacted by lower revenues due to lower commodity prices and higher production costs.
Total cash costs (by-product) increased to $587 per ounce (2) for the nine months ended September 30, 2013 as compared to $277 per ounce in the comparative period. The increase was primarily due to lower by-product sales credits.

(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)
The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 37 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  13

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)
Three months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs (per gold ounce) (2)	All-in sustaining costs (per gold ounce)
Red Lake	2013	$148	97,000	111,300	$1,325	$640	$986
	2012	$207	121,200	124,200	$1,668	$535	$974
Porcupine	2013	98	76,000	73,200	1,339	637	921
	2012	87	53,100	52,000	1,659	929	1,381
Musselwhite	2013	75	59,800	56,800	1,333	768	1,114
	2012	107	65,500	64,600	1,655	699	1,236
Peñasquito	2013	315	113,900	106,600	1,370	403	830
	2012	519	126,000	132,700	1,758	(608)	114
Los Filos	2013	98	73,400	73,600	1,335	640	891
	2012	131	79,700	79,200	1,648	575	839
El Sauzal	2013	30	21,400	21,800	1,334	751	831
	2012	28	15,500	16,800	1,670	806	988
Marlin	2013	107	49,400	51,200	1,344	259	635
	2012	130	47,900	49,500	1,665	40	483
Marigold	2013	34	25,200	25,400	1,325	938	1,476
	2012	38	22,600	23,000	1,650	839	1,509
Wharf	2013	24	16,700	18,200	1,310	980	1,204
	2012	35	19,500	20,100	1,652	595	875
Alumbrera (1)	2013	119	28,900	32,000	1,379	(281)	307
	2012	256	40,500	55,700	1,715	(628)	(434)
Pueblo Viejo (1)	2013	112	75,400	82,000	1,318	553	661
	2012	—	1,000	—	—	—	—
Other (3)	2013	—	—	—	—	—	120
	2012	—	—	—	—	—	117
Total – Goldcorp’s share	2013	$1,160	637,100	652,100	$1,339	$551	$992
	2012	$1,538	592,500	617,800	$1,685	$220	$801

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)
For the purposes of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the 'Other' category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

GOLDCORP  |  14

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Nine months ended September 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs (per gold ounce) (2)	All-in sustaining costs (per gold ounce)
Red Lake	2013	$533	365,000	365,900	$1,452	$541	$900
	2012	$560	339,400	338,200	$1,657	$540	$969
Porcupine	2013	300	213,000	207,700	1,441	736	1,085
	2012	311	188,700	187,700	1,649	781	1,142
Musselwhite	2013	254	181,700	175,500	1,443	798	1,179
	2012	294	175,200	178,500	1,646	784	1,274
Peñasquito	2013	800	262,100	254,000	1,396	621	1,149
	2012	1,275	298,400	309,500	1,710	(596)	261
Los Filos	2013	344	238,400	237,100	1,446	618	1,055
	2012	408	247,600	246,800	1,647	543	814
El Sauzal	2013	86	59,300	59,600	1,419	854	927
	2012	99	60,500	59,700	1,650	637	818
Marlin	2013	336	149,400	149,900	1,441	209	669
	2012	415	157,800	161,800	1,646	(43)	414
Marigold	2013	116	79,400	79,800	1,455	894	1,604
	2012	112	68,000	67,400	1,653	746	1,276
Wharf	2013	64	45,400	44,900	1,411	884	1,107
	2012	100	54,400	55,800	1,644	619	808
Alumbrera (1)	2013	293	83,500	78,700	1,402	(19)	731
	2012	426	104,800	90,100	1,713	(720)	(561)
Pueblo Viejo (1)	2013	328	220,500	218,400	1,440	514	934
	2012	—	1,000	—	—	—	—
Other (3)	2013	—	—	—	—	—	120
	2012	—	—	—	—	—	136
Total – Goldcorp’s share	2013	$3,454	1,897,700	1,871,500	$1,435	$587	$1,136
	2012	$4,000	1,695,800	1,695,500	$1,664	$277	$872

(1)
The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)
Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

(3)
For the purposes of calculating all-in sustaining costs, the Company includes corporate administration expense, capital expenditures incurred at the Company's regional and head office corporate offices and regional office exploration expense as corporate all-in sustaining costs in the 'Other' category. These costs are not allocated to the individual mine sites as the Company measures its operations' performance on all-in sustaining costs directly incurred at the mine site. All-in sustaining costs for Other is calculated using total corporate expenditures and the Company's consolidated gold sales ounces.

GOLDCORP  |  15

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW
Red Lake mines, Canada

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore milled	204,200	196,100	196,900	214,000	208,000
Average mill head grade (grams/tonne)	15.11	20.91	22.91	26.67	19.18
Average recovery rate	95%	96%	96%	96%	96%
Gold (ounces)
– Produced	97,000	122,500	145,500	168,300	121,200
– Sold	111,300	119,500	135,100	170,100	124,200
Average realized gold price (per ounce)	$1,325	$1,371	$1,628	$1,703	$1,668
Total cash costs (per ounce)	$640	$523	$476	$403	$535
All-in sustaining costs (per ounce)	$986	$955	$780	$749	$974
Financial Data
Revenues	$148	$164	$221	$292	$207
Depreciation and depletion	$26	$25	$27	$27	$21
Earnings from operations	$49	$74	$126	$199	$110
Expenditures on mining interests	$55	$57	$65	$80	$68
Gold production for the third quarter of 2013 was 24,200 ounces, or 20%, lower than in the third quarter of 2012 due to 21% lower grades, and 2% lower mill throughput. The grade and tonnage in the High Grade Zone was as planned with 25% lower grades in the third quarter of 2013 compared to the third quarter of 2012 due to mining lower grade blocks, and less tonnage from the 41, 45 and 46 level areas. The grades at the Campbell Complex were also lower due to lower than expected mining rates and delayed access to higher grade areas. The increase in productivity of the Upper Red Lake and Footwall Zones partially offset the lower High Grade Zone production in the quarter.
Cash costs for the third quarter of 2013 were $640 per ounce, an increase of $105 per ounce, or 20%, compared to the third quarter of 2012 due to higher operating costs ($69 per ounce) and lower gold production ($63 per ounce), partially offset by a weaker Canadian dollar ($28 per ounce). The increase in operating costs was attributable to higher consumable costs ($5 million), an increase in site costs ($1 million) and higher energy costs ($1 million).
Gold production for the third quarter of 2013 was 25,500 ounces, or 21%, lower than in the second quarter of 2013 due to 28% lower grades. High Grade Zone grades were 37% lower than in the second quarter of 2013 due to mining lower grade blocks in the 41 and 45 levels and the commencement of the 47- 46 level destress.
Cash costs for the third quarter of 2013 were $117 per ounce, or 22%, higher than in the prior quarter due to lower gold production ($163 per ounce), partially offset by lower operating costs ($36 per ounce) and a weaker Canadian dollar ($10 per ounce). The decrease in operating costs was attributable to lower employee and contractor costs ($3 million).
Drilling continued on the NXT zone during the quarter. To date, results indicate that the zone remains open vertically and to the west. Several drills are targeting this zone both from the 4199 exploration drift, the new 47 level exploration drift and from existing infrastructure at higher levels in the mine.

GOLDCORP  |  16

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore milled	1,123,600	989,600	1,036,700	1,084,100	1,037,300
Hoyle Pond underground (tonnes)	84,100	90,800	91,900	100,300	71,300
Hoyle Pond underground (grams/tonne)	14.14	14.12	12.48	13.53	8.48
Dome underground (tonnes)	112,000	135,800	136,000	141,100	110,400
Dome underground (grams/tonnes)	5.23	3.24	3.75	3.52	4.15
Stockpile (tonnes)	927,500	763,000	808,800	842,300	855,600
Stockpile (grams/tonne)	0.83	0.75	0.74	0.81	0.81
Average mill head grade (grams/tonne)	2.26	2.32	2.17	2.35	1.67
Average recovery rate	94%	94%	93%	93%	93%
Gold (ounces)
– Produced	76,000	69,800	67,200	74,100	53,100
– Sold	73,200	70,600	63,900	75,100	52,000
Average realized gold price (per ounce)	$1,339	$1,377	$1,627	$1,705	$1,659
Total cash costs (per ounce)	$637	$782	$797	$750	$929
All-in sustaining costs (per ounce)	$921	$1,176	$1,173	$1,157	$1,381
Financial Data
Revenues	$98	$98	$104	$128	$87
Depreciation and depletion	$13	$15	$13	$13	$11
Earnings (loss) from operations (1)	$40	$26	$37	$(28)	$24
Expenditures on mining interests	$21	$27	$22	$33	$29

(1)
Earnings from operations for the three months ended December 31, 2012 were impacted by a non-cash provision related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites of $83 million.

Gold production for the third quarter of 2013 was 22,900 ounces, or 43%, higher than in the third quarter of 2012 primarily due to 35% higher grades and 8% higher tonnage processed. Porcupine currently consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 67% higher grades due to a higher percentage of ore mined from the high grade VAZ zone and 18% higher tonnage as a result of increased feed from ore development and long-hole stopes. The Dome underground operation experienced 26% higher grades from optimizing the mining sequence and 1% higher tonnage due to higher tonnage from bulk zones. Material reclaimed from Stockpile provided 8% higher tonnage as a result of the increased mill throughput.
Cash costs for the third quarter of 2013 were $637 per ounce, a decrease of $292 per ounce, or 31%, compared to the third quarter of 2012 due to higher gold production ($273 per ounce) and a weaker Canadian dollar ($28 per ounce), partially offset by higher operating costs ($9 per ounce). The increase in operating costs was primarily due to increased employee costs ($1 million) and higher consumable costs ($2 million), partially offset by lower contractor usage ($2 million).
Gold production for the third quarter of 2013 was 6,200 ounces, or 9%, higher than in the second quarter of 2013 due to 14% higher tonnage. The Hoyle Pond underground operation experienced similar grades on 7% lower tonnage due to the optimization of long-hole sequencing to remove marginal tonnes. The Dome underground operation experienced 61% higher grades and 18% lower tonnage due to optimizing the mining sequence. Material reclaimed from Stockpile provided 22% higher tonnage due to higher mill throughput.
Cash costs for the third quarter of 2013 were $145 per ounce, or 19%, lower than in the prior quarter due to lower operating costs ($109 per ounce), higher gold production ($27 per ounce) and a weaker Canadian dollar ($10 per ounce). The decrease in operating costs was attributable to lower contractor costs ($2 million), employee costs ($2 million) and maintenance and consumable costs ($2 million).
Deep exploration drilling continued at Hoyle Pond from the 1430 metre level with a focus on the down-plunge extension of the 1060 and VAZ zones. Positive results to date indicate mineralization to the 1935 metre level.
At the Hoyle Deep Project, work focused on shaft sinking below the 720 metre level shaft station. The remaining lateral development required to access the 1370 metre level station was completed. Shaft sinking advanced a total of 172 metres including the breakthrough round into the

GOLDCORP  |  17

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

980 metre level station. The construction and installation work including the successful pre-commissioning of the 12-foot service hoist plant was completed. Expenditures related to the Hoyle Deep Project for the third quarter of 2013 totaled $7 million.
The Hollinger project continues to be delayed pending final permitting. The Environmental Compliance Approval for the Hollinger mine is expected to be issued by the Ontario Ministry of the Environment in the fourth quarter of 2013. On-site work continued on remediation of critical voids and reverse circulation drilling to define ore limits prior to mining. A new optimized mine plan has been developed to support economics at lower gold prices.

GOLDCORP  |  18

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore milled	364,500	356,500	325,300	324,600	339,500
Average mill head grade (grams/tonne)	5.37	5.60	5.86	6.52	6.15
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	59,800	62,800	59,100	64,000	65,500
– Sold	56,800	63,300	55,400	63,700	64,600
Average realized gold price (per ounce)	$1,333	$1,394	$1,613	$1,707	$1,655
Total cash costs (per ounce)	$768	$786	$841	$693	$699
All-in sustaining costs (per ounce)	$1,114	$1,214	$1,206	$1,080	$1,236
Financial Data
Revenues	$75	$89	$90	$109	$107
Depreciation and depletion	$12	$13	$11	$11	$12
Earnings from operations	$19	$23	$30	$51	$47
Expenditures on mining interests	$19	$23	$19	$22	$33
Gold production for the third quarter of 2013 was 5,700 ounces, or 9%, lower than in the third quarter of 2012 due to a 13% decrease in grades, partially offset by a 7% increase in mill throughput. Lower grades were realized as a result of increased mining dilution generated in the PQ Deeps A zone and mining the lower grade bottom portion of the PQ Deeps D block. Mill throughput was higher in the third quarter of 2013 as a result of operational improvements in underground truck haulage efficiency, resulting in the movement of more ore tonnes as compared to the third quarter of 2012.
Cash costs for the third quarter of 2013 were $768 per ounce, an increase of $69 per ounce, or 10%, compared to the third quarter of 2012 due to higher operating costs ($67 per ounce) and decreased gold production ($22 per ounce), partially offset by a weaker Canadian dollar ($20 per ounce). The higher operating costs were due to increased operational development expenses ($5 million) and increased consumables costs ($1 million), partially offset by decreased contractor costs ($2 million).
Gold production for the third quarter of 2013 was 3,000 ounces, or 5%, lower than in the second quarter of 2013 primarily due to a 4% decrease in grades, partially offset by a 2% increase in mill throughput. Lower grades for the third quarter were a result of mining lower grade areas in the PQ Deeps as compared to mining higher grade areas in the prior quarter, as planned.
Cash costs for the third quarter of 2013 were $18 per ounce, or 2%, lower than in the prior quarter due to lower operating costs ($24 per ounce), and a weaker Canadian dollar ($4 per ounce), partially offset by decreased gold production ($9 per ounce). The decrease in operating costs was attributable to decreased contractor and consulting costs ($3 million) and decreased fuel and site costs ($2 million), partially offset by increased operational development expenses ($3 million) and increased power costs ($1 million).
Exploration in the third quarter of 2013 continued to focus on the upper extension of the Lynx Zone from underground and the northern extension of the PQ Deeps. Positive results were returned on the C-Block of the PQ Deeps, and the Upper Lynx/Esker horizon. The drilling program for the year was completed in August.

GOLDCORP  |  19

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined – sulphide	14,723,000	12,098,100	9,820,000	10,362,400	10,395,400
Tonnes of ore mined – oxide	5,095,000	2,083,200	1,068,700	2,117,600	1,068,200
Tonnes of waste removed	24,968,400	30,770,200	36,079,200	31,442,300	28,044,500
Tonnes of total material moved	44,786,500	44,951,400	46,967,900	43,922,300	39,508,100
Ratio of waste to ore	1.3	2.2	3.3	2.5	2.4
Average head grade
Gold (grams/tonne)	0.50	0.43	0.31	0.55	0.60
Silver (grams/tonne)	24.08	22.51	17.88	24.41	31.71
Lead	0.27%	0.25%	0.22%	0.23%	0.26%
Zinc	0.55%	0.54%	0.43%	0.52%	0.70%
Sulphide Ore
Tonnes of ore milled	10,115,100	9,600,800	9,329,400	9,087,200	9,339,800
Average recovery rate
Gold	66%	63%	59%	68%	73%
Silver	78%	77%	74%	76%	79%
Lead	72%	72%	69%	67%	78%
Zinc	74%	72%	70%	76%	80%
Concentrates Produced – Payable Metal Produced
Gold (ounces)	96,000	76,000	49,600	99,800	119,400
Silver (ounces)	5,448,600	4,737,000	3,528,500	4,821,500	6,738,700
Lead (thousands of pounds)	41,000	35,400	29,100	29,200	39,400
Zinc (thousands of pounds)	76,300	70,100	52,000	67,000	98,400
Lead Concentrate (DMT)	38,800	37,200	29,400	30,600	37,300
Zinc Concentrate (DMT)	72,800	68,000	48,800	62,900	89,400
Oxide Ore
Tonnes of ore processed	5,095,000	2,083,200	1,068,700	2,117,700	1,068,200
Produced
Gold (ounces)	17,900	12,000	10,500	13,100	6,600
Silver (ounces)	444,000	458,200	404,100	378,800	239,700
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	113,900	88,100	60,100	112,900	126,000
Silver (ounces)	5,892,600	5,195,200	3,932,600	5,200,400	6,978,400
Lead (thousands of pounds)	41,000	35,400	29,100	29,200	39,400
Zinc (thousands of pounds)	76,300	70,100	52,000	67,000	98,400
Gold Equivalent Ounces (1)	291,000	245,600	180,000	266,500	338,300

GOLDCORP  |  20

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	106,600	79,600	67,800	90,400	132,700
Silver (ounces)	6,056,300	5,067,000	3,853,000	4,605,300	7,483,300
Lead (thousands of pounds)	40,800	36,800	24,200	23,600	41,700
Zinc (thousands of pounds)	66,800	61,800	50,400	73,600	96,600
Average realized prices
Gold (per ounce)	$1,370	$1,256	$1,599	$1,634	$1,758
Silver (per ounce) (2)	$17.84	$15.50	$24.54	$23.38	$26.34
Lead (per pound)	$0.95	$0.93	$1.00	$0.96	$1.04
Zinc (per pound)	$0.85	$0.82	$0.89	$0.86	$0.92
Total Cash Costs – by-product (per ounce) (4)	$403	$920	$611	$17	$(608)
Total Cash Costs – co-product (per ounce of gold) (4)	$843	$998	$1,128	$764	$625
All-in sustaining costs (per ounce)	$830	$1,484	$1,258	$816	$114
Financial Data and Key Performance Indicators
Revenues (2)	$315	$232	$253	$313	$519
Depreciation and depletion	$41	$42	$38	$44	$65
Earnings (loss) from operations (2)(3)	$55	$(2,455)	$24	$96	$245
Expenditures on mining interests	$56	$61	$48	$68	$48
Mining cost per tonne	$2.18	$2.36	$2.05	$1.78	$1.93
Milling cost per tonne	$7.41	$7.89	$7.36	$8.17	$7.39
General and administrative cost per tonne milled	$2.18	$2.84	$2.17	$2.44	$1.90
Off-site cost per tonne sold (lead) (5)	$690	$632	$564	$732	$751
Off-site cost per tonne sold (zinc) (5)	$347	$360	$321	$316	$324

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $4.02 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)
During the second quarter of 2013, the Company recorded impairment charges of a $1,827 million, net of tax ($2,427 million before tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the Life of Mine plan and the pending Mexican mining duty.

(4)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for three months ended September 30, 2013 would be $843 per ounce of gold, $13.64 per ounce of silver, $0.80 per pound of lead and $0.67 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.02 per ounce with the remaining 75% of silver ounces sold at market rates.

(5)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Gold production for the third quarter of 2013 was 12,100 ounces, or 10%, less than in the third quarter of 2012 due to lower ore grades as mining progressed through the lower benches of Phase 4A and 5 as planned, and lower metallurgical recoveries, partially offset by higher mill throughput. The sulphide plant achieved throughput of 109,947 tonnes per day during the third quarter. Significant improvement was achieved in third quarter with the sulphide plant achieving total record throughput of 10.1 million tonnes.
Co-product cash costs for the third quarter of 2013 were $843 per ounce, an increase of $218 per ounce, or 35%, compared to the third quarter of 2012 due to lower gold production ($154 per ounce), higher operating costs ($63 per ounce) and a stronger Mexican peso ($1 per ounce). Higher operating costs resulted primarily from increased contractor costs associated with the development of Phase 5 ($14 million), increased labour costs ($7 million), higher fuel prices and consumption ($4 million), increased consumables as a result of higher tonnage leached ($5 million) and increased explosives costs due to higher consumption rates in high energy blasting improving plant throughput ($3 million).

GOLDCORP  |  21

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the third quarter of 2013 was 25,800 ounces, or 29%, higher than in the second quarter of 2013 due to 17% higher gold head grades, 10% higher metallurgical recoveries, 49% higher oxide production and 5% higher plant throughput. Higher ore grades and recoveries were in line with the advancement of ore mining into higher grade zones of the lower benches of Phase 4A and 5 as planned.
Co-product cash costs for the third quarter of 2013 were $155 per ounce, or 16%, lower than in the prior quarter due to higher gold production ($258 per ounce) and a weaker Mexican peso ($1 per ounce), partially offset by higher costs ($104 per ounce). Higher costs resulted primarily from increased royalties ($2 million) associated with higher prices and volumes sold, and increased transportation costs ($2 million) as a result of higher volumes sold.
The provisional pricing impact from sales in the second quarter of 2013 that settled in the third quarter resulted in a positive $8 million adjustment to sales revenue. The positive adjustment related to gold sales ($4 million) and silver sales ($4 million). The provisional pricing impact in the previous quarter was a negative $8 million.
Water production continued in line with expectations during the third quarter and with rainfall already exceeding the annual average for Peñasquito, should improve recharge in the basin over time. The Northern Well Field ("NWF") project continued on schedule and the final routing has been selected. Land access agreements continued as planned throughout the quarter and final engineering designs are essentially complete. Construction Management contract bids were received for the NWF project and are under evaluation, with construction activities planned to commence in the fourth quarter of 2013.
Pre-feasibility study work began on the long-term tailings solution (including thickeners) and is scheduled for completion in 2014. Alternative locations for the new long term tailings have been identified to be included in these studies.
Commissioning activities of the Waste Rock Overland Conveyor commenced in the third quarter. The conveyor started production with an average of 4,000 tonnes per hour. Production ramp up will continue into the fourth quarter of 2013, with full capacity estimated for the first quarter of 2014.
The exploration program continues to define the intersection of the copper-gold sulphide rich skarn mineralization and porphyry deposit located below and adjacent to the current mineral reserves. The exploration drilling program continued to its final stage in the third quarter of 2013, resulting in a total of 3,260 metres drilled, distributed in 4 holes, of which 3 were completed in the quarter and 1 remains in progress. Current exploration activities continue to focus on delineating the vertical and horizontal size and extension of the skarn deposit.

GOLDCORP  |  22

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined	6,805,300	6,526,600	6,770,500	8,319,900	7,030,400
Tonnes of waste removed	11,626,000	11,468,200	12,163,200	11,170,300	10,564,100
Ratio of waste to ore	1.7	1.8	1.8	1.3	1.5
Tonnes of ore processed	6,753,400	6,572,700	6,740,700	8,424,800	7,066,600
Average grade processed (grams/tonne)	0.67	0.70	0.68	0.70	0.65
Average recovery rate (1)	49%	49%	48%	48%	48%
Gold (ounces)
– Produced	73,400	83,500	81,500	92,800	79,700
– Sold	73,600	85,100	78,400	92,200	79,200
Average realized gold price (per ounce)	$1,335	$1,381	$1,620	$1,707	$1,648
Total cash costs (per ounce)	$640	$624	$589	$572	$575
All-in sustaining costs (per ounce)	$891	$1,217	$1,032	$797	$839
Financial Data
Revenues	$98	$118	$128	$157	$131
Depreciation and depletion	$13	$17	$15	$11	$14
Earnings from operations	$37	$47	$65	$92	$71
Expenditures for mining interests	$13	$44	$42	$25	$16

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for the third quarter of 2013 was 6,300 ounces, or 8%, lower than in the third quarter of 2012 due to ten days of mining operations and fifteen days of leaching operations interruption as a consequence of severe storms in the Pacific region and Hurricane Ingrid in the Gulf of Mexico. These events resulted in extremely heavy rain, 40% of annual rainfall in 3 days, resulting in flooding of communities, destroying access roads in the valley below the mine, and interrupting delivery of supplies. As of September 29, operations had fully resumed.
Cash costs for the third quarter of 2013 were $640 per ounce, an increase of $65 per ounce, or 11%, compared to the third quarter of 2012 due to lower gold production ($45 per ounce), higher operating costs ($13 per ounce) and a stronger Mexican peso ($7 per ounce). The increase in operating costs was primarily attributable to increased employee costs ($3 million) and higher spare parts costs ($1 million), partially offset by lower consumables costs ($2 million).
Gold production for the third quarter of 2013 was 10,100 ounces, or 12%, lower than in the second quarter of 2013 mainly due to the operations interruption, a decrease of 4% in grades, and leaching delays as a result of the regular rainy season.
Cash costs for the third quarter of 2013 were $16 per ounce, or 3%, higher than in the second quarter of 2013 due to lower gold production ($101 per ounce), partially offset by lower operating costs ($71 per ounce) and a weaker Mexican peso ($13 per ounce). The decrease in operating costs, mainly as a result of the operations interruption, was primarily attributable to lower consumables costs ($3 million), lower fuel costs ($1 million) and a decrease in site costs ($1 million).
The 2013 exploration program was completed during the quarter and the modeling process is progressing as expected towards converting the previous year’s addition of inferred mineral resources into proven and probable reserves, focusing on El Bermejal north.
The mine crushing and agglomeration expansion is progressing well and expected to be completed by the end of 2013. Further opportunities are currently being evaluated.

GOLDCORP  |  23

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined	587,300	556,000	544,600	595,900	529,300
Tonnes of waste removed	3,121,900	3,030,400	3,206,900	2,774,400	2,776,300
Ratio of waste to ore	5.3	5.5	5.9	4.7	5.2
Tonnes of ore milled	504,500	485,500	479,000	471,900	464,600
Average mill head grade (grams/tonne)	1.40	1.35	1.32	1.51	1.11
Average recovery rate	94%	93%	90%	93%	94%
Gold (ounces)
– Produced	21,400	19,700	18,200	21,300	15,500
– Sold	21,800	22,100	15,700	21,900	16,800
Average realized gold price (per ounce)	$1,334	$1,356	$1,623	$1,708	$1,670
Total cash costs (per ounce)	$751	$890	$946	$856	$806
All-in sustaining costs (per ounce)	$831	$950	$1,029	$932	$988
Financial Data
Revenues	$30	$30	$26	$38	$28
Depreciation and depletion	$9	$9	$6	$9	$8
Earnings from operations	$2	$—	$4	$9	$6
Expenditures on mining interests	$—	$—	$1	$1	$2
Gold production for the third quarter of 2013 was 5,900 ounces, or 38%, higher than in the third quarter of 2012, mainly due to 26% higher grades than expected in the last benches of the Trini Pit and 9% higher tonnage milled resulting from greater tonnes of ore mined.
Cash costs for the third quarter of 2013 were $751 per ounce, a decrease of $55 per ounce, or 7%, compared to the third quarter of 2012 due to higher gold production ($192 per ounce), partially offset by higher operating costs ($125 per ounce) and a stronger Mexican peso ($12 per ounce). The increase in operating costs was primarily due to higher employee costs ($2 million), fuel and explosives costs ($3 million).
Gold production for the third quarter of 2013 was 1,700 ounces, or 9%, higher than in the second quarter of 2013 primarily due to a 4% increase in tonnage processed, 4% higher grades and 1% higher recovery rates.
Cash costs for the third quarter of 2013 were $139 per ounce, or 16%, lower than in the second quarter of 2013 due to lower operating costs ($125 per ounce) and a weaker Mexican peso ($20 per ounce), partially offset by lower gold sales volumes ($6 per ounce). The decrease in operating costs was primarily attributable to lower maintenance parts and consumables ($1 million).

GOLDCORP  |  24

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore milled	497,800	472,100	480,300	481,700	489,100
Average mill head grade (grams/tonne)
– Gold	3.24	3.44	3.30	3.27	3.25
– Silver	118	127	110	122	111
Average recovery rate
– Gold	96%	96%	96%	96%	96%
– Silver	92%	92%	92%	92%	91%
Produced (ounces)
– Gold	49,400	50,000	50,000	49,500	47,900
– Silver	1,715,000	1,778,000	1,583,000	1,780,900	1,523,300
– Gold Equivalent Ounces (1)	79,900	81,600	78,100	79,200	73,300
Sold (ounces)
– Gold	51,200	50,000	48,700	47,300	49,500
– Silver	1,779,200	1,803,000	1,487,000	1,707,500	1,567,000
Average realized price (per ounce)
– Gold	$1,344	$1,355	$1,632	$1,701	$1,665
– Silver	$21.43	$20.81	$29.88	$32.24	$30.49
Total cash costs (per ounce) (2)	$259	$260	$102	$(182)	$40
All-in sustaining costs (per ounce)	$635	$729	$644	$462	$483
Financial Data
Revenues	$107	$105	$124	$136	$130
Depreciation and depletion	$37	$35	$31	$28	$26
Earnings from operations	$18	$17	$41	$60	$52
Expenditures on mining interests	$15	$17	$18	$31	$20

(1)
Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended September 30, 2013 would be $603 per ounce of gold and $11.53 per ounce of silver (2012 - $597 and $12.90, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $641 per ounce of gold and $10.45 per ounce of silver for the three months ended September 30, 2013.

Gold production for the third quarter of 2013 was 1,500 ounces, or 3%, higher than in the third quarter of 2012. Silver production was 191,700 ounces, or 13%, higher than in the third quarter of 2012. The increase in gold production was due to 2% higher tonnage processed. The increase in silver ounces was due to 6% higher grades in Marlin and West Vero, 1% increase in recoveries and 5% higher tonnage milled.
Cash costs for the third quarter of 2013 were $259 per ounce, an increase of $219 per ounce, compared to the third quarter of 2012 due to lower silver by-product sales credits ($220 per ounce) and higher operating costs ($32 per ounce), partially offset by higher gold production ($33 per ounce). The increase in operating costs was primarily attributable to higher consumables costs, including cement, split sets and drilling parts for underground support, and higher employee costs, partially offset by lower royalties and lower contractor costs resulting from renegotiated rates.
Gold production for the third quarter of 2013 was 600 ounces, or 1%, lower than in the second quarter of 2013, due to 7% lower grades, partially offset by 5% higher throughput. Silver production was 63,000 ounces, or 4%, lower than in the second quarter of 2013, due to 7% lower grades. The lower gold and silver grades are in accordance with the mine plan.
Cash costs for the third quarter of 2013 were comparable to the second quarter of 2013 due to higher gold sales volumes ($23 per ounce), partially offset by higher operating costs ($17 per ounce) and lower silver by-product sales credits ($5 per ounce). The increase in operating

GOLDCORP  |  25

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

costs was primarily attributable to higher contractor costs due to additional underground operational development, partially offset by lower process maintenance costs.

GOLDCORP  |  26

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined	3,114,800	2,928,000	2,253,600	2,396,800	1,972,800
Tonnes of waste removed	6,349,000	5,409,400	6,478,600	6,862,500	6,157,000
Ratio of waste to ore	2.0	1.8	2.9	2.9	3.1
Tonnes of ore processed	3,114,800	2,928,000	2,253,600	2,396,800	1,972,900
Average grade processed (grams/tonne)	0.36	0.34	0.40	0.65	0.46
Average recovery rate	73%	73%	73%	73%	73%
Gold (ounces)
– Produced	25,200	22,500	31,700	28,300	22,600
– Sold	25,400	22,700	31,700	28,600	23,000
Average realized gold price (per ounce)	$1,325	$1,368	$1,622	$1,697	$1,650
Total cash costs (per ounce)	$938	$901	$854	$847	$839
All-in sustaining costs (per ounce)	$1,476	$1,829	$1,547	$1,295	$1,509
Financial Data
Revenues	$34	$31	$51	$48	$38
Depreciation and depletion	$5	$4	$6	$7	$3
Earnings from operations	$6	$6	$18	$18	$14
Expenditures on mining interests	$13	$20	$22	$12	$13
Goldcorp’s share of Marigold’s production for the third quarter of 2013 was 2,600 ounces, or 12%, higher than in the third quarter of 2012 as a result of mining 58% more ore tonnes with 22% lower grades. The increase in production was attributable to 24%, or 5,100 ounces, higher recoverable gold ounces stacked to the pad in the third quarter of 2013 than in the third quarter of 2012, resulting in pad inventory buildup. Tonnage processed increased by 58% in the third quarter of 2013, with mining focused on the lower benches in Target II Phase 1 pit and mining into the top of the ore body in Mackay Phase 1 pit. Grades processed decreased by 22% in the third quarter of 2013, as expected, due to the ore being sourced from the lower grade Target II and Mackay pits, as compared to the third quarter of 2012 where 60% of ore was sourced from the higher grade Basalt Phase 8 and Red Rock pits.
Cash costs for the third quarter of 2013 were $938 per ounce, an increase of $99 per ounce, or 11%, compared to the third quarter of 2012 due to higher operating costs ($179 per ounce), partially offset by higher gold production ($80 per ounce). Higher operating costs were attributable to higher employee and consumables costs ($2 million) and higher fuel and explosives costs ($2 million).
Gold production for the third quarter of 2013 was 2,700 ounces, or 12%, higher than in the second quarter of 2013 due to a 6% increase in tonnage processed at 6% higher grades. The higher grades processed in the third quarter of 2013 were mined from ore located on the lower benches of the Target II pit, partially offset by lower grade ore encountered in the top of the Mackay Phase 1 pit. Combined ore and waste mined was 14% higher in the third quarter of 2013 due to the availability of six new 290 tonne trucks and shorter waste haulage cycle times attributed to favourable haul road profiles.
Cash costs for the third quarter of 2013 were $37 per ounce, or 4%, higher than in the second quarter of 2013 as a result of higher operating costs ($135 per ounce), partially offset by higher gold production ($98 per ounce). The increase in operating costs was attributable to higher consumables costs and maintenance parts ($2 million), and higher employee costs ($1 million).
Exploration activity for the third quarter of 2013 continued to focus on the near-term development drilling in the Mackay Pit, Hercules and Herco-North deposits. Stripping activity continued in Phase 1 of the Mackay Pit where ore is to be primarily sourced in 2014. Two 34 tonne blast hole drills were commissioned during the third quarter of 2013. An upgrade to the electrical infrastructure to power a 60 cubic metre electric shovel to increase the mining rate in 2014 is ahead of schedule.

GOLDCORP  |  27

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined	166,800	656,200	700,300	1,390,700	566,100
Tonnes of ore processed	996,900	831,300	693,100	751,200	842,800
Average grade processed (grams/tonne)	0.63	0.64	0.70	0.77	0.72
Average recovery rate	80%	81%	80%	80%	78%
Gold (ounces)
– Produced	16,700	16,200	12,500	13,700	19,500
– Sold	18,200	15,500	11,200	15,200	20,100
Average realized gold price (per ounce)	$1,310	$1,377	$1,620	$1,709	$1,652
Total cash costs (per ounce)	$980	$808	$836	$849	$595
All-in sustaining costs (per ounce)	$1,204	$1,076	$994	$1,141	$875
Financial Data
Revenues	$24	$22	$18	$25	$35
Depreciation and depletion	$1	$1	$1	$—	$1
Earnings from operations	$5	$8	$8	$12	$20
Expenditures on mining interests	$4	$5	$1	$3	$1
Gold production for the third quarter of 2013 was 2,800 ounces, or 14%, lower than in the third quarter of 2012 due to 13% lower grades and timing of draw-down of heap leach inventories from pad 4, partially offset by an 18% increase in tonnage processed. Lower grade stockpile material was processed, as planned, as equipment fleet focused on unloading spent ore from pad 1, resulting in lower tonnes mined. Tonnage processed was higher due to improved crusher availability as a result of mechanical upgrades made to conveyors, chutes and screen decks.
Cash costs for the third quarter of 2013 were $980 per ounce, an increase of $385 per ounce, or 65%, compared to the third quarter of 2012 due to higher operating costs ($313 per ounce) and lower gold production ($72 per ounce). Higher operating costs were due to higher equipment rental costs ($3 million), tires ($1 million), fuel ($1 million) and other site costs ($2 million), partially offset by lower royalties and production taxes ($2 million).
Gold production for the third quarter of 2013 was 500 ounces, or 3%, higher than in the second quarter of 2013 due to 20% higher tonnage processed, partially offset by 2% lower grades. Tonnage processed increased as a result of mechanical upgrades in the crusher which provided greater utilization. Grades were 3% lower, as planned, on similar recovery.
Cash costs for the third quarter of 2013 were $172 per ounce, or 21%, higher than in the second quarter of 2013 due to higher operating costs ($295 per ounce), partially offset by higher gold sales volumes ($123 per ounce). Higher operating costs were attributable to higher consumables ($5 million) and tires ($2 million), partially offset by lower maintenance costs ($2 million).

GOLDCORP  |  28

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012
Tonnes of ore mined	2,420,700	1,844,400	1,693,200	2,936,600	3,252,900
Tonnes of waste removed	4,847,400	5,871,700	5,865,300	6,126,500	6,853,000
Ratio of waste to ore	2.0	3.2	3.4	2.1	2.1
Tonnes of ore milled	3,304,300	3,561,700	3,513,200	3,915,500	3,815,200
Average mill head grade
– Gold (grams/tonne)	0.37	0.38	0.34	0.35	0.45
– Copper	0.37%	0.37%	0.32%	0.34%	0.44%
Average recovery rate
– Gold	74%	69%	65%	71%	74%
– Copper	81%	77%	75%	85%	85%
Produced
– Gold (ounces)	28,900	29,900	24,700	31,800	40,500
– Copper (thousands of pounds)	21,400	21,600	18,800	25,400	31,200
Sold
– Gold (ounces)	32,000	24,200	22,500	40,600	55,700
– Copper (thousands of pounds)	21,800	19,400	16,500	33,400	44,300
Average realized price
– Gold (per ounce)	$1,379	$1,216	$1,634	$1,663	$1,715
– Copper (per pound)	$3.40	$2.63	$3.37	$3.47	$3.62
Total cash costs (per gold ounce) (1)	$(281)	$299	$14	$(894)	$(628)
All-in sustaining costs (per gold ounce)	$307	$1,140	$897	$(29)	$(434)
Financial Data (2)
Revenues	$119	$81	$93	$189	$256
Depreciation and depletion	$28	$16	$15	$21	$25
Earnings from operations	$25	$10	$21	$84	$103
Expenditures on mining interests (3)	$20	$20	$21	$36	$16

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended September 30, 2013 would be $777 per ounce of gold and $1.94 per pound of copper. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2013 would be $741 per ounce of gold and $2.07 per pound for copper.

(2)
As a result of the application of IFRS 10 - Consolidated Financial Statements (“IFRS 10”), the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

(3)
As at September 30, 2013, Alumbrera recognized an increase to their reclamation liability and reclamation asset of $150 million ($56 million - Goldcorp's share). This has been excluded from expenditures on mining interests disclosed in the table above.

For the three months ended September 30, 2013, the Company’s equity earnings from Alumbrera were $12 million (nine months ended September 30, 2013 - $14 million).
Goldcorp’s share of Alumbrera’s gold and copper production in the third quarter of 2013 was 11,600 ounces, or 29%, and 9.8 million pounds, or 31%, respectively, lower than in the third quarter of 2012, primarily due to lower grades and lower ore milled. Gold and copper head grades were 18% and 16%, respectively, lower than in the third quarter of 2012, as a consequence of processing lower grade ore, in accordance with the mine plan. Lower ore milled was due to processing material with higher gypsum and clay content.
Cash costs in the third quarter of 2013 were $(281) per ounce, an increase of $347 per ounce, compared to the third quarter of 2012 primarily due to lower gold production ($1,393 per ounce) and lower by-product credits ($564 per ounce), partially offset by lower operating costs ($1,610

GOLDCORP  |  29

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

per ounce). The decrease in operating costs was mainly attributable to lower power costs due to lower rates, a decrease in consumables costs as a result of lower ore milled, lower unit prices and lower repair and maintenance costs, partially offset by inflationary impacts on labour and contractor costs.
Goldcorp’s share of Alumbrera’s gold and copper production during the third quarter of 2013 was 1,000 ounces, or 3%, and 0.2 million pounds, or 1%, lower than in the second quarter of 2013, respectively, due to 7% lower tonnes of ore milled and 3% lower head grades, partially offset by 7% and 5% higher recoveries, respectively. Lower ore milled this quarter was due to higher gypsum and clay content in the ore processed that impacted gold and copper production. The higher gold and copper recoveries were as a consequence of processing lower oxidized material.
Cash costs for the third quarter of 2013 were $580 per ounce lower than in the second quarter of 2013 primarily due to higher gold production ($662 per ounce), lower operating costs ($454 per ounce) and higher by-product sales credits ($73 per ounce), partially offset by lower capitalized development related to stripping activities ($607 per ounce). The decrease in operating costs was primarily attributable to lower contractor costs, labour and lower YMAD royalties, partially offset by inflationary impacts on energy costs.
The provisional pricing impact of higher realized copper prices during the third quarter of 2013 was $4 million, or $114 per ounce. The provisional pricing impact of lower realized copper prices in the prior quarter was $10 million, or $402 per ounce.

During the third quarter of 2013 the Company deferred the $30 million option payment relating to Agua Rica for 12 months with the agreement of all parties. The feasibility study was completed as planned in the third quarter 2013. The results of the feasibility study showed the need for additional studies to be undertaken prior to the Company making further investments in the project.

GOLDCORP  |  30

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three months ended
Operating Data	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Tonnes of ore mined	672,200	943,700	1,156,000	1,466,700
Tonnes of waste removed	186,900	134,400	398,500	469,200
Ratio of waste to ore	0.28	0.14	0.34	0.32
Tonnes of ore processed	407,200	443,400	288,700	206,700
Average grade (grams/tonne)
– Gold	6.23	6.02	7.20	6.99
– Silver	48.9	40.0	47.1	55.6
Average recovery rate
– Gold	92%	94%	96%	94%
– Silver	23%	36%	27%	48%
Produced
– Gold (ounces)	75,400	81,000	64,100	43,700
– Silver (ounces)	137,000	206,800	117,800	177,200
Sold
– Gold (ounces)	82,000	71,700	64,700	6,300
– Silver (ounces)	190,200	135,000	201,800	—
Average realized price
– Gold (per ounce)	$1,318	$1,413	$1,624	$1,696
– Silver (per ounce)	$20.89	$23.10	$30.18	$—
Total cash costs (per gold ounce) (1)	$553	$507	$472	$—
All-in sustaining costs (per gold ounce)	$661	$1,184	$1,003	$—
Financial Data (2)
Revenues	$112	$105	$111	$—
Depreciation and depletion	$16	$11	$10	$—
Earnings from operations	$46	$30	$64	$—
Expenditures on mining interests	$9	$27	$37	$129

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended September 30, 2013 would be $576 per ounce of gold and $10.80 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended September 30, 2013 would be $580 per ounce of gold and $9.19 per ounce of silver.

(2)
The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended September 30, 2013, the Company’s equity loss from Pueblo Viejo was $(168) million of which $187 million related to the impact of the revised SLA Agreement (nine months ended September 30, 2013 - $(113) million).
Gold production was 75,400 ounces, a decrease of 7% compared to the second quarter of 2013. Silver production was 137,000 ounces, a decrease of 34% compared to the second quarter. The decrease in gold and silver ounces was primarily due to lower tonnage processed. The decrease in tonnes milled in the third quarter resulted from down time to complete Phase 2 modifications to the autoclaves and impacts from the rainy season that increased water-treatment and lime requirements. Phase 2 modifications are complete on all four autoclaves and each has been successfully tested at design throughput of 300 tonnes per hour. Silver recoveries continue to be negatively impacted by heating and lime issues, and remediation activities continued during the quarter. Optimization of plant operations continues with a current focus on the limestone circuit. Production during the first nine months of 2013 was lower than expected due to ongoing modifications to the autoclaves facility. The new 215 megawatt power plant was commissioned on schedule during the third quarter with commercial operations commencing early in the fourth quarter.

GOLDCORP  |  31

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs in the third quarter of 2013 were $553 per ounce, an increase of $46 per ounce, or 9%, compared to the second quarter of 2013 primarily due to higher operating costs ($119 per ounce), partially offset by higher gold production ($68 per ounce) and higher silver credits ($5 per ounce). The increase in operating costs was primarily attributable to increased contractor and maintenance costs incurred during the third quarter of 2013, largely due to autoclave maintenance issues and the second round of modifications performed during the quarter.
During the third quarter, PVDC reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments are:

•	Elimination of a 10% return embedded in the initial capital investment for the purposes of the NPI;

•	An extension to the period over which PVDC will recover its capital investment;

•	A delay of application of NPI deductions;

•	A reduction in tax depreciation rates; and

•	A graduated minimum tax was established.
The graduated tax will be adjusted up or down based on metal prices. The agreement also includes the following broad parameters consistent with the SLA:

•	Corporate income tax rate of 25%;

•	NSR of 3.2%; and

•	NPI of 28.75%.

GOLDCORP  |  32

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW
Cerro Negro Project, Argentina
The Cerro Negro project is an advanced-stage, high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2012, Cerro Negro contained  5.74 million ounces of proven and probable gold reserves (18.91mt at 9.43g/t) as compared to 4.54 million ounces at December 31, 2011 due to a successful exploration program focused on the Mariana Central, Mariana Norte and San Marcos veins. With annual production expected to average 525,000 ounces of gold in its first five full years of production, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine.
Construction continued to advance in the third quarter of 2013 in key areas of the project including plant construction, infrastructure, and mine development. However, the project has been subject to a number of challenges, including:

•	An approximate six-month delay in the start of construction for the main power transmission line resulting from the delay in issuance of necessary permits;

•	Significant in-country inflation at an annualized rate of approximately 25 - 30%, without a corresponding decline in the Peso exchange rate;

•	Labour and contractor productivity issues; and

•	Uncertainty related to the recently-enacted Resource Tax imposed by the Provincial Government of Santa Cruz.

As a result of these challenges, the Company has elected to defer certain capital spending at Cerro Negro including the cessation of all exploration activity in 2013, and deferral of continued development of the Mariana Norte deposit until late 2014. These challenges have resulted in a revised schedule and initial capital cost estimate for Cerro Negro. The Company now expects first gold production in mid-2014 with commercial production expected to be achieved in the fourth quarter of 2014. The revised initial capital cost estimate is now expected to be between $1.6 and $1.8 billion including anticipated continued inflation at current rates in 2014 and an assumed Peso exchange rate of 6:1. The Company now expects estimated gold production of between 130,000 and 180,000 ounces in 2014. As a result of previous exploration success at Eureka and Mariana Central, and the delay of plant startup, the deferral of development of the Mariana Norte vein is not expected to impact gold production levels during the first five years of operations.

Infrastructure and Construction
Engineering, Procurement and Construction Management (“EPCM”) activities reached 66% complete at the end of the third quarter, with detailed engineering at 96%. Key activities and developments in the third quarter of 2013 included:

•
Construction of the high voltage power line is progressing to a February 2014 completion, in conjunction with coordination with regulatory agencies and preparation of the submission to obtain the permit to connect to the national grid.  At the end of the third quarter, over 40% of the tower bases were installed and the initial towers were erected;

•Major civil works at the process plant nearing completion;
•Primary crusher steel building shell and installation of mechanical equipment at 96% complete; and
•Mill building steel shell 94% complete, with interior steel platforms at 30% complete;
Mine Development
Production ore and development metres established new quarterly highs during the third quarter as mining activities continue to increase towards planned production levels of 4,000 tonnes per day. Development and production continues to ramp-up at the Eureka mine with over 30,000 tonnes mined during September. Primary mine development continued during the quarter at Mariana Norte and Mariana Central with modest amounts of material mined within the mineralized horizons and transported to surface stockpiles. At the end of the third quarter of 2013, the ore stockpiles included:

Three Months Ended
Cerro Negro Production (Surface Stockpile)	September 30 2013	June 30 2013	March 31 2013	December 31 2012	Cumulative Project to date
Tonnes	67,294	38,738	11,004	15,166	157,352
Grade Au (grams/tonne)	11.86	14.23	13.93	11.08	12.39
Grade Ag (grams/tonne)	274.7	262.0	277.5	204.0	253.4

GOLDCORP  |  33

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Total underground mine development during the third quarter of 2013 was 2,152 metres, compared to 2,102 metres in the prior quarter. The Eureka mine exceeded planned development metres for the quarter and remains the focus for development.

Three Months Ended
Development Area (Metres)	September 30 2013	June 30 2013	March 31 2013	December 31, 2012	Cumulative Project to date
Eureka	1,185	1,273	1,283	1,174	11,151
Mariana Central	630	442	324	292	1,886
Mariana Norte	337	387	182	199	1,215
Total	2,152	2,102	1,789	1,665	14,252
Exploration
Despite continued successes of the drilling programs and additional targets identified in early 2013, due to lower metal prices and a challenging business climate in the Province of Santa Cruz, all exploration activities at site were suspended in the third quarter and the drilling contractor was demobilized.
Capital Expenditures
At September 30, 2013, total project expenditures and future commitments were $1,259 million, excluding exploration, of which $933 million is spent and $326 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended September 30, 2013 were $144 million and $4 million, respectively ($433 million and $11 million for the nine months ended September 30, 2013, respectively).

Éléonore Project, Canada
The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore  deposit is a major gold discovery in a relatively unexplored area, located in the core of what Goldcorp believes to be a promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2012 were 3.03 million ounces  (12.48mt at 7.56g/t). Initial capital expenditures were estimated to be $1.75 billion as at January 1, 2013. First gold production remains on track for late 2014. Forecast average life-of-mine gold production from Éléonore following ramp up to full production is approximately 600,000 ounces per year.
Engineering and Construction
Engineering activities progressed significantly during the third quarter of 2013 in all areas on-site. The key activities in the third quarter of 2013 included:
Infrastructure:

•
Industrial Water Treatment Plant was 63% complete with major equipment installed prior to the closing of the building before winter. The sub-aqueous and land treated water discharge effluent pipeline was installed and both road and pipeline have been completed to the tailings area;

•	Extension of the ore and waste pad was completed and is now fully operational; and

•	Other progress includes a 25KV line installed to tailings area and potable water and sewer water treatment upgrade substantially complete.
Process Plant:

•	Engineering for the process plant was 91% complete and the overall EPCM progress was at 40%;

•
Mill Area: Commenced mechanical installation of the ball mill, interior concrete work and equipment concrete bases in coordination with major equipment delivery and mechanical installation progress; started secondary steel erection and main power electrical installation; major progress on field erected tanks with agitator installation, lifting and placing prefab piping shelters on the tanks and first water filling of tanks for process water;

•
Paste Backfill Area: Commenced interior concrete and equipment bases while structural steel erection continued with secondary steel work and roof decks; exterior cladding started in order to close the building prior to winter; and

GOLDCORP  |  34

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

•
Crushing Area: Foundation work on both primary and secondary buildings; mechanical contractor mobilized at the end of the third quarter, started construction of the two main ore bins and excavation work on the reclaim pit.

Tailings Facility:

•	Work continued with drainage system, collect system, dyke area and geomembrane installation.
Exploration
Exploration activities during the third quarter focused on in-fill drilling in the Upper and Lower Mine areas and exploration in the Lower Mine area. A total of 17,128 metres of diamond drilling was completed from working platforms in the exploration ramp and at the 650 metre level, as compared to 23,528 metres in the prior quarter. Drilling progress was impacted during the current quarter by the forest fire evacuation in early July. There are six diamond drills currently conducting in-fill and exploration drilling.
Mine Development
The exploration ramp excavation reached 3,645 metres in length, which corresponds to a vertical depth of 560 metres below surface. The ramp is planned to connect with the main mine level at the 650 metre level in November, and will create a secondary egress with a complete ventilation circuit. In parallel with the ramp development, four other development crews were active during the quarter excavating mining levels in the Upper Mine.
During the third quarter, three important milestones were reached in the mine:

•	First ore development from the 410 metre level;

•	The main ventilation system and ventilation circuit were commissioned; and

•	Multi-face development is now ongoing with over 30 active faces.
The production shaft reached a depth of 525 metres and is expected to reach approximately 700 metres by the end of the year.
At September 30, 2013, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, were $1.4 billion, $1.15 billion of which is spent and $260 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended September 30, 2013, amounted to $179 million ($463 million - nine months ended September 30, 2013).

Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The  Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. A study of the overall project was completed in the fourth quarter of 2012 which concluded that the centre of the Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres. Initial capital  expenditures are estimated to be $540 million at January 1, 2013, excluding the $108 million spent prior to 2011 with first gold production in the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000  – 250,000 ounces per year. As a result of 2012 drilling, inferred resources increased to 3.25 million ounces of gold (9.05mt at 11.18 g/t) as compared to 3.21 million ounces of gold at December 31, 2011.
Widening of the old Cochenour shaft continued to advance during the third quarter of 2013, with 197 metres slashed to a total depth of 913 metres. A concrete liner was also placed for a total concrete depth of 896 metres, as compared to 707 metres in the prior quarter. The advance rates are consistent with plan.
Advancing of the Cochenour Red Lake haulage drift continued with 80% completed at the end of the third quarter of 2013. The advance rate in the drift has been reduced to address ground conditions related to a previously identified talc zone. Two drills continue to work in the haulage drift to test the potential of the underexplored area. The first drill platform for underground exploration diamond drilling of the Bruce Channel Deposit is being excavated and drilling is expected to commence in the fourth quarter.
At September 30, 2013, total project expenditures since January 1, 2011, excluding investment tax credits, were $290 million, $280 million of which is spent and $10 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended September 30, 2013 amounted to $22 million ($64 million - nine months ended September 30, 2013). These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

GOLDCORP  |  35

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

El Morro Project, Chile (Goldcorp’s interest – 70%)
El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El  Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves (449.51mt at 0.47g/t) at December 31, 2012, compared to 5.84 million ounces at December 31, 2011. Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at an altitude of 4,000 metres. El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.
On October 22, 2013, the Environmental Assessment Commission of Atacama analyzed a final report prepared by the Chilean environmental permitting authority ("SEA") and unanimously decided on the reinstatement of the environmental permit for the El Morro project that had been suspended since April 27, 2012. The permit had been suspended pending the definition and implementation by the SEA of a community consultation process to correct certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The project continues with community engagement, optimization of project economics, and evaluation of alternatives for a long-term power supply

At September 30, 2013, total project expenditures were $221 million. Capital expenditures, excluding capitalized interest, during the three months ended September 30, 2013 were $9 million ($30 million - nine months ended September 30, 2013).

Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful drilling at the Camino Rojo project has contributed 1.63 million ounces to proven and probable gold reserves (66.76mt at 0.76g/t) at December 31, 2012, based on a positive study for mining of near-surface oxide and transition mineralization with conventional heap leach processing. The Company is following up on positive exploration results in the sulphide portions of the deposit that have deferred development of the oxide heap leach operation until the scope of the sulphide opportunity is better understood.
During the third quarter of 2013, exploration activities were focused on in-fill drilling and the extraction of core samples for metallurgical studies of the West Extension and Represa zones. Eleven core drills operated for a total 40,231 metres drilled in 63 holes. A total of 91.4 tonnes of core samples were shipped for metallurgical testing, including 42.3 tonnes from the West Extension, and 49.1 tonnes from the Represa zone.
At September 30, 2013, total project expenditures were $64 million. Capitalized expenditures, excluding capitalized interest, during the three months ended September 30, 2013 amounted to $13 million ($26 million - nine months ended September 30, 2013).

Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2012, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources (2.52mt at 15.64g/t). The activities in 2012 were focused on accessing the mineralized zone from underground.
Activities during the third quarter of 2013 focused on a review of the updated project feasibility study which was received during the quarter. The Company has indefinitely suspended work at the Cerro Blanco project, in light of the capital expenditure deferrals in 2013, which resulted in an impairment charge of $131 million, net of tax ($131 million before tax), related to its carrying value in the second quarter of 2013.
As of September 30, 2013, total project expenditures were $153 million, before impairment charges. Capital expenditures, including deposits on mining interests, during the three months ended September 30, 2013 were negligible ($6 million - nine months ended September 30, 2013).

GOLDCORP  |  36

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by the Company to measure its operating and economic performance internally and to assist in business decision-making as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. As a result, the Company's non-GAAP performance measures are disclosed on a per gold ounce basis.
The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.
TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE
By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of gold production.
The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for each of the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Production costs per unaudited interim consolidated financial statements (1)	$532	$518	$1,580	$1,453
Treatment and refining charges on concentrate sales	38	45	93	128
Realized gains on foreign currency, heating oil and commodity contracts	(5)	(7)	(21)	(16)
Other	2	(6)	(4)	(6)
Consolidated total cash costs	567	550	1,648	1,559
Alumbrera and Pueblo Viejo total cash costs	121	137	324	232
Goldcorp’s share of total cash costs	688	687	1,972	1,791
Goldcorp's share of by-product silver, copper, lead and zinc sales	(329)	(551)	(874)	(1,321)
Goldcorp’s share of total cash costs (by-product)	359	136	1,098	470
Divided by ounces of Goldcorp’s share of gold sold	652,100	617,800	1,871,500	1,695,500
Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$551	$220	$587	$277

(1)
$16 million and $50 million in royalties are included in production costs for the three and nine months ended September 30, 2013, respectively, per the unaudited interim condensed consolidated financial statements (three and nine months ended September 30, 2012 - $24 million and $65 million, respectively).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, total cash costs for the three and nine months ended September 30, 2013 would be $706 per ounce of gold and $709 per ounce of gold, respectively (three and nine months ended September 30, 2012 – $660 per ounce of gold and $645 per ounce of gold, respectively).

GOLDCORP  |  37

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE
The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company has conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council (1) on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly.
All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis.
The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for each of the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Total cash costs (by-product)	$359	$136	$1,098	470
Corporate administration	66	59	189	188
Exploration and evaluation costs	9	17	34	52
Reclamation cost accretion and amortization	5	6	21	14
Sustaining capital expenditures	208	277	780	754
Other	—	—	4	—
All-in sustaining costs	$647	$495	$2,126	$1,478
Gold sales ounces	652,100	617,800	1,871,500	1,695,500
All-in sustaining costs per gold ounce	$992	$801	$1,136	$872
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for each of the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Expenditures on mining interests and deposits per unaudited interim consolidated financial statements	$541	$663	$1,656	$1,875
Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)	29	2	120	(26)
Goldcorp’s share of expenditures on mining interests and deposits	$570	$665	$1,776	$1,849
Sustaining capital expenditures	208	277	780	754
Project capital expenditures	362	388	996	1,095
	$570	$665	$1,776	$1,849

(1)	The World Gold Council is a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

(2)
Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures net of additional funding investments which are included in expenditures on mining interests per the unaudited interim condensed consolidated financial statements.

GOLDCORP  |  38

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS
Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net (earnings) losses from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers those operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.
The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net (loss) earnings attributable to shareholders of Goldcorp per consolidated financial statements	$5	$498	$(1,620)	$1,245
Share of net losses of associates, net of tax	3	(102)	11	(63)
Pueblo Viejo SLA amendment	161	—	161	—
Impairment of mining interests and goodwill, net of tax	—	—	1,958	—
Losses on available-for-sale securities, net of tax	3	5	15	60
Gains on derivatives, net of tax	(3)	100	(60)	(13)
Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	9	(52)	66	(54)
Impairment reversal of Primero 1-year convertible note	—	(8)	—	—
Foreign exchange losses on capital projects	12	—	34	—
Other	—	—	(5)	2
Total adjusted net earnings	$190	$441	$560	$1,177
Weighted average shares outstanding (000’s)	812,160	810,696	811,967	810,350
Adjusted net earnings per share	$0.23	$0.54	$0.69	$1.45

GOLDCORP  |  39

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS
Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.
The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net cash provided by operating activities	$274	$433	$648	$1,282
Change in working capital	138	161	448	261
Dividends from associates	(27)	—	(71)	—
Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	(10)	92	138	143
Goldcorp’s share of adjusted operating cash flows	$375	$686	$1,163	$1,686
The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and nine months ended:

	Three Months Ended September 30		Nine Months Ended September 30
	2013	2012	2013	2012
Net cash provided by operating activities	$274	$433	$648	$1,282
Dividends from associates	(27)	—	(71)	—
Expenditures on mining interests	(497)	(567)	(1,493)	(1,683)
Deposits on mining interests expenditures	(44)	(96)	(163)	(192)
Interest paid	(14)	(8)	(23)	(17)
Consolidated free cash flows	$(308)	$(238)	$(1,102)	$(610)
Free cash flows provided by Alumbrera and Pueblo Viejo	62	(5)	80	21
Goldcorp’s share of free cash flows	$(246)	$(243)	$(1,022)	$(589)

GOLDCORP  |  40

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013.

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013. However, in light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.
During the three and nine months ended September 30, 2013, the Company generated operating cash flows of $274 million and $648 million, respectively (three and nine months ended September 30, 2012 – $433 million and $1,282 million, respectively). At September 30, 2013, Goldcorp held cash and cash equivalents of $972 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $688 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $17 million of deposits with terms greater than 90 days at September 30, 2013 (December 31, 2012 – nil; January 1, 2012 – $272 million).
On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70%. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, which began on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.
During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At September 30, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.
On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility is used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At September 30, 2013, the Company had drawn 220 million Argentine peso ($38 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.
At September 30, 2013, the Company had an undrawn $2 billion revolving credit facility available.
In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At June 30, 2013, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million). Subsequently, in July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million) for total outstanding balance of $1.035 billion (Goldcorp’s share – $414 million).

GOLDCORP  |  41

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

At September 30, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $431 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).
In the opinion of management, the working capital at September 30, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At September 30, 2013, the Company’s capital and operating commitments over the next twelve months, including its share of commitments of its associates, amounted to $748 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital expenditures for 2013 are $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).
For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013.
The Company is exposed to currency risk through financial assets and liabilities, and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).
During the three and nine months ended September 30, 2013, the Company recognized a net foreign exchange loss of $14 million and $37 million respectively (three and nine months ended September 30, 2012 – net loss of $3 million and net loss of $4 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $6 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2013, the Company recognized a net foreign exchange loss of $11 million and $69 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and nine months ended September 30, 2012 – net gain of $51 million and $48 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $185 million decrease or increase in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.
There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2013.
Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013.
Profitability of the Company depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in

GOLDCORP  |  42

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

metal prices would result in a $106 million and $263 million increase or decrease in the Company’s after-tax net earnings for the three and nine months ended September 30, 2013, respectively.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.
OTHER RISKS AND UNCERTAINTIES
There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2012 year end MD&A during the three and nine months ended September 30, 2013 other than as follows:
Government Regulation
Argentina

i.	Province of Santa Cruz, Argentina
Law 3318 creates a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company's interpretation but has not provided further clarification on the definition of "measured" reserves, and the outcome is not clear at this time. The Company has filed a legal claim disputing the legality of the new tax and has paid the initial tax installment under protest.

ii.	Argentine 10% Withholding Tax
On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations. It is the Company's position that the new withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata are subject to the MIL,and accordingly should be entitled to a refund or tax credit for withholding taxes paid under the new law.

iii.	Government Controls
The Argentine government has continued to use price, foreign exchange, and import controls in response to unfavourable domestic economic trends (e.g. lower growth rates, higher inflation rates and capital flight). In particular, the government has implemented and tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into US dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could also expose the Company to the risks of peso devaluation and high domestic inflation.

Mexico
On October 18, 2013, the Mexican lower house passed a bill proposing a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue, which is a significant increase to the 5% rate proposed in April of 2013. In addition the long term corporate tax rate is expected to remain at 30% rather than reduce to 28% as originally planned. The Mexican Senate will debate the provisions of the Tax Reform and it is expected to be approved by October 31, 2013. The effective date of the law (once passed and published in the Official Gazette) will be January 1, 2014. If approved, the new tax reforms would be applicable on a prospective basis and would therefore affect future earnings from the Company’s mining operations in Mexico.

Other Risks
Ejido Land Claims
Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands

GOLDCORP  |  43

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.
OUTSTANDING SHARE DATA
As of October 23, 2013, there were 812 million common shares of the Company issued and outstanding and 18 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.
BASIS OF PREPARATION
The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the IASB. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRSs as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.
The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs which had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3 to the Company’s unaudited condensed interim consolidated financial statements. Note 3 includes reconciliations of the Company’s unaudited condensed interim consolidated balance sheets, unaudited condensed interim consolidated statements of earnings (loss) and comprehensive (loss) income and unaudited condensed interim consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s consolidated financial statements.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2012. Additional significant judgements and estimates applied to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 are disclosed in note 7 to the Company’s unaudited condensed interim consolidated financial statements.
CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.
Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.
Consolidation
IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

GOLDCORP  |  44

Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Joint arrangements
IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.
Disclosure of interests in other entities
IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.
As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the unaudited condensed interim consolidated statements of earnings (loss) and consolidated balance sheets, respectively.
The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in the unaudited condensed interim consolidated financial statements is as follows:
Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$—	$21,485

At December 31, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$—	$22,929

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Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented
Revenues	$1,538	$(256)	$1,282	$4,000	$(426)	$3,574
Earnings from mine operations	704	(103)	601	1,830	(157)	1,673
Share of net earnings of associates	102	69	171	63	105	168
Earnings before taxes	626	(32)	594	1,599	(48)	1,551
Net earnings	$498	$—	$498	$1,245	$—	$1,245
Other comprehensive income, net of tax	24	—	24	13	—	13
Total comprehensive income	$522	$—	$522	$1,258	$—	$1,258
Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented
Net earnings	$498	$—	$498	$1,245	$—	$1,245
Share of net earnings of associates	(102)	(69)	(171)	(63)	(105)	(168)
Other	38	68	106	128	77	205
Net cash provided by operating activities	$434	$(1)	$433	$1,310	$(28)	$1,282
Net cash used in investing activities	$(675)	$6	$(669)	$(1,622)	$14	$(1,608)
Net cash used in financing activities	$(86)	$—	$(86)	$(296)	$—	$(296)
Fair value measurement
IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.
Employee benefits
A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.
In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.
The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.
Stripping costs in the production phase of a surface mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access

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Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.
Financial statement presentation
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.
CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Levies imposed by governments
In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.
OUTLOOK UPDATE
For 2013, the Company expects to produce between 2.60 and 2.70 million ounces of gold at a total cash cost of $550 to $575 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs between $700 to $725 per ounce of gold. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito in 2013.
Assumptions used to forecast total cash costs for 2013 include the following for the fourth quarter by-product metal prices of $22.00 per ounce silver; $3.00 per pound copper; $1.00 per pound zinc; $1.00 per pound lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $12.50, respectively, to the US dollar. All-in sustaining costs, on a by-product basis, are expected to be between $1,050 – $1,100 per ounce.
Capital expenditures for 2013 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% to operations. Exploration expenditures in 2013 are expected to amount to approximately $160 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $164 million for 2013. Depreciation, depletion and amortization expense is expected to be approximately $315 per ounce of gold sold. The company expects an overall 35% effective tax rate for the fourth quarter based on the Company's estimated adjusted net earnings which excludes the impacts of foreign exchange on deferred tax assets and liabilities and significant non-recurring items, and an effective rate of 25% for 2013.
With respect to 2014, the Company is in the midst of its annual planning and budgeting process. Previous 2014 gold production guidance of between 3.2 and 3.5 million ounces included approximately 400,000 ounces of gold from Cerro Negro. The Company will provide actual 2013 gold production as well as 2014 production, cost and capital spending guidance in early January 2014.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate

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Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements

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Third Quarter Report – 2013
(in United States dollars, tabular amounts in millions, except where noted)

and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2012 and the current technical report for those properties, all available at www.sedar.com.
Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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